Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities
Fact Sheet, dated August 2019
Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
Trade Date:	Expected to be August 29, 2019
Settlement Date:	Expected to be September 4, 2019
Reference Stocks:	Boston Scientific Corporation (“BSX”) and Merck & Co., Inc. (“MRK”)
Observation Dates and Coupon Payment Dates:	Quarterly, beginning in November 2019
Contingent Coupon Rate:
At least 9.50% per annum. The Contingent Coupon will be paid on each Coupon Payment Date if the closing price of each Reference Stock on the applicable Observation Date is equal to or greater than the Coupon Barrier.

Contingent Coupon:	At least $23.75 per $1,000 in principal amount of the Notes per quarter, if payable.
Call Feature:	The Notes will be automatically called if the closing price of each Reference Stock on any Observation Date (other than the final Observation Date) is greater than or equal to its Initial Stock Price.
Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Coupon Barrier and Trigger Price:	70% of each Initial Stock Price (to be determined on the Trade Date)
Payment at Maturity:
If the Notes are not called and on the final Observation Date:
•         The Final Stock Price of each Reference Stock is greater than or equal to its Trigger Price, then you will receive a cash amount equal to the principal amount, plus the Contingent Coupon otherwise due on the maturity date; or
•         The Final Stock Price of the Lesser Performing Reference Stock is less than its Trigger Price, you will receive at maturity, for each $1,000 in principal amount, the number of shares of the Lesser Performing Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.

Physical Delivery Amount:	For each $1,000 in principal amount, a number of shares of the Lesser Performing Reference Stock equal to the principal amount divided by its Initial Stock Price.
Initial Stock Price:	The closing price of the applicable Reference Stock on the Trade Date.
Final Stock Price:	The closing price of the applicable Reference Stock on the Valuation Date.
Valuation Date:	August 31, 2020
Maturity Date:	September 3, 2020
Underwriting Discount and Commissions:	Up to 1.25% of the principal amount.
Product Characteristics
•	If each Reference Stock does not close below its Coupon Barrier as of a given Observation Date, the Notes will pay the Contingent Coupon on the applicable Coupon Payment Date.
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If the closing price of both Reference Stocks on any Observation Date (other than the final Observation Date) is at or above its Initial Stock Price, the Notes will be automatically called at the principal amount plus the Contingent Coupon on the applicable Call Settlement Date.

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If the Notes are not automatically called and the Final Stock Price of the Lesser Performing Reference Stock has not declined from the Initial Stock Price by more than 30%, the Notes will pay the principal amount plus the Contingent Coupon.

•	You could lose your entire investment.
Hypothetical Scenario Analysis
DETERMINING PAYMENT ON AN OBSERVATION DATE
Is the closing price of each Reference Stock greater than or equal to its Initial Stock Price on an Observation Date? Yes The Notes will be automatically called and you will receive (i) the principal amount plus (ii) the Contingent Coupon applicable to that Observation Date. No Is the closing price of each Reference Stock greater than or equal to its Coupon Barrier? Yes You will receive the Contingent Coupon applicable to the Observation Date. No No Contingent Coupon will be payable.
DETERMINING PAYMENT AT MATURITY
Is the Final Stock Price of the Lesser Performing Reference Stock greater than or equal to its Trigger Price? Yes You will receive a cash amount equal to the principal amount of your Notes plus the applicable Contingent Coupon. No You will receive the Physical Delivery Amount (or at our option, a cash payment), and you will lose all or a significant portion of your investment.
Investors could lose some or all of their investment at maturity if there has been a decline in the price of either Reference Stock.

Key Product Risks
•
This investment may result in a loss of up to 100% of principal. If the Notes are not automatically called and the Final Stock Price of the Lesser Performing Reference Stock is less than the Trigger Price, you will receive shares of the Lesser Performing Reference Stock, which we expect to be worth substantially less than the amount that you paid for the Notes.

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The Notes do not guarantee the payment of any coupons over their term.  You will not receive the Contingent Coupon in respect of any Observation Date where the closing price of either Reference Stock is less than its Coupon Barrier.

•	The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the price of either Reference Stock, which may be significant.
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Although the return on the Notes will be based on the performance of the Reference Stocks, the payment of any amount due on the Notes is subject to RBC’s credit risk. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	Please see next page for additional risks.

Product Risks
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Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the price of either Reference Stock. If the Final Stock Price of the Lesser Performing Reference Stock is less than its Trigger Price, you will receive the Physical Delivery Amount (or at our option, its cash value); we expect that the Physical Delivery Amount will represent a significant loss of your original investment.

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Investors may not receive payment of any Contingent Coupons over the term of the Notes. You will not receive the Contingent Coupon in respect of any Observation Date if the closing price of either Reference Stock is below its Coupon Barrier.

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If the Notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment. The holding period over which you could receive the Contingent Coupons could be as little as three months.

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The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.

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The Notes will not be listed on any securities exchange. RBC (or its affiliates) may offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes.

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RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

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In addition to the prices of the Reference Stocks, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Stocks, the amount of time remaining until maturity of the Notes, the dividend rate on the Reference Stocks, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Stocks, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the terms supplement and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.  This document is only intended to be read together with the preliminary terms supplement and related documents, which may be accessed here.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.